ALLIED GOLD LIMITED

22 November 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

DEVELOPMENT UPDATE

The Directors of Allied Gold confirm that the development of the Simberi Oxide Gold Project remains on schedule for first gold production in the second half of calendar year 2007. Funding of the AUD$80 million of capital expenditure required to construct the project has been previously secured and the company remains well equipped to complete its transition from explorer to gold producer.

As at 30 September 2006 Allied Gold had AUD$46.6 million in cash and an undrawn financing facility through RMB Resources of US$25 million (approximately AUD$33 million). The Directors are unaware of the reason behind Zijin Mining Group Co. Limited not proceeding with the Memorandum of Understanding to take a 10% stake in Allied Gold as previously announced to the market on 25 September 2006 despite attempts by the company to determine such reasons.

The company remains committed to developing the Simberi project and is continuing actively exploring near mine and regionally.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au